The “Shell” Transport and Trading Company, p.l.c.

First Quarter 2005

Unaudited Condensed Interim Financial Report

Registered in England and Wales: 54485

Unaudited Condensed Interim Financial Report

Operating and Financial Review for First Quarter 2005

Shell Transport’s principal investment is a 40% interest in the Royal Dutch/ Shell Group of Companies. For details of the activities of this investment refer to the Royal Dutch/ Shell Group Operating and financial review for first quarter 2005.

Shell Transport had a First Quarter 2005 net income of £551.4 million compared to £1.2 million loss in the First Quarter 2004. This difference is due to receiving dividends on a quarterly rather than a half yearly basis. During the first quarter 2005 the Company declared and paid £1,029.6 million in dividends to shareholders (first quarter 2004: declared £932.9 million).

For 2004 the Company’s investments in the Royal Dutch/ Shell Group of Companies is stated at an amount equal to its 40% of the net assets of the Group (£17,452.6 million). Other investments are held at historical cost (£82.6 million). From January 1, 2005, under International Financial Reporting Standards, financial instruments which are classified by the Company as available for sale, are stated at fair value (£44,023.4 million as at March 31, 2005) with any resultant gain or loss being recognised directly in equity in the revaluation reserve.

It is proposed that Royal Dutch Shell will become the new parent company for the Royal Dutch/ Shell Group following the annual general meetings of Shell Transport and Royal Dutch. Following this, Shell Transport will become an intermediate holding company within the Royal Dutch Shell Group.

Statement of Income

Presented under IFRS

£ million
	Three months	Three months
	ended	ended
	March 31,	March 31,
	2005	2004

Administrative expenses	(1.6)	(2.0)
Dividend income	551.1	–
Net finance income	2.2	0.8

Income/(loss) before taxation	551.7	(1.2)
Taxation	(0.3)	–

Income/(loss) for the period attributable to equity holders	551.4	(1.2)

	pence	pence
Basic earnings per share (see Note 10)	5.8	–
Diluted earnings per share (see Note 10)	5.8	–

The Notes on pages 5 to 13 are an integral part of this condensed interim financial report.

The “Shell” Transport and Trading Company, p.l.c. 1

Unaudited Condensed Interim Financial Report

Balance Sheet

Presented under IFRS

£ million
		At March 31,	At December 31,	At March 31,
	Note	2005	2004	2004

ASSETS
Non-current assets
Shares (unlisted) in companies of the Royal Dutch / Shell Group		–	17,452.6	16,568.2
Other investments		–	82.6	–
Available for sale investments		44,023.4	–	–

Total non-current assets		44,023.4	17,535.2	16,568.2

Current assets
Other receivables	6	445.8	970.4	1,140.3
Cash and cash equivalents		160.6	203.6	86.0

Total current assets		606.4	1,174.0	1,226.3

Total assets		44,629.8	18,709.2	17,794.5

LIABILITIES
Non-current liabilities
Debt		12.0	–	–

Total non-current liabilities		12.0	–	–

Current liabilities
Debt		0.1	–	–
Accounts payable and accrued liabilities	7	30.7	14.8	946.5
Taxes payable		0.2	–	0.1

Total current liabilities		31.0	14.8	946.6

Total liabilities		43.0	14.8	946.6

EQUITY
Issued capital	8	2,400.8	2,418.2	2,428.9
Capital redemption reserve		85.1	79.7	69.0
Revaluation reserve		41,441.1	14,952.9	14,068.5
Retained earnings		659.8	1,243.6	281.5

Total equity		44,586.8	18,694.4	16,847.9

Total liabilities and equity		44,629.8	18,709.2	17,794.5

The Notes on pages 5 to 13 are an integral part of this condensed interim financial report.

2 The “Shell” Transport and Trading Company, p.l.c.

Unaudited Condensed Interim Financial Report

Statement of Changes in Equity

Presented under IFRS

	£ million
		Capital
	Issued	redemption	Revaluation	Retained	Total
	capital	reserve	reserve	earnings	equity

At December 31, 2004	2,418.2	79.7	14,952.9	1,243.6	18,694.4
Change upon implementation of IAS 32 and IAS 39 Financial Instruments	(12.0)	–	23,214.1	–	23,202.1

At January 1, 2005	2,406.2	79.7	38,167.0	1,243.6	41,896.5
Net income for the period	–	–	–	551.4	551.4
Change in fair value of equity securities available for sale	–	–	3,274.1	–	3,274.1

Total recognised income for the period	–	–	3,274.1	551.4	3,825.5

Distribution	–	–	–	(1,029.6)	(1,029.6)
Repurchase of share capital	(5.4)	5.4	–	(105.6)	(105.6)

At March 31, 2005	2,400.8	85.1	41,441.1	659.8	44,586.8

At January 1, 2004	2,428.9	69.0	13,700.9	1,215.6	17,414.4
Net income for the period	–	–	–	(1.2)	(1.2)
Change in directors’ valuation	–	–	367.6	–	367.6

Total recognised income for the period	–	–	367.6	(1.2)	366.4

Distribution	–	–	–	(932.9)	(932.9)

At March 31, 2004	2,428.9	69.0	14,068.5	281.5	16,847.9

The Notes on pages 5 to 13 are an integral part of this condensed interim financial report.

The “Shell” Transport and Trading Company, p.l.c. 3

Unaudited Condensed Interim Financial Report

Statement of Cash Flows

Presented under IFRS

£ million
	Three months ended	Three months ended
	March 31,	March 31,
	2005	2004

Cash flows from operating activities:
Income/(loss) for the period	551.4	(1.2)
Adjustments for:
Taxation accrued	0.3	–
Dividends receivable	(551.1)	–
Interest income	(2.4)	(0.8)
Interest expense	0.2	–
Decrease in net working capital	0.8	1.1

Cash flows from operating activities (pre tax)	(0.8)	(0.9)
Taxation paid	(0.1)	(0.1)

Cash flows from operating activities	(0.9)	(1.0)

Cash flows from investing activities:
Dividends received from Companies of the Royal Dutch/Shell Group	1,075.8	–
Interest received	2.4	0.8

Cash flows from investing activities	1,078.2	0.8

Cash flows from financing activities:
Repurchase of share capital, including expenses	(105.6)	–
Interest paid	(0.2)	–
Dividends paid	(1,014.5)	(0.9)

Cash flows from financing activities	(1,120.3)	(0.9)

Decrease in cash and cash equivalents	(43.0)	(1.1)
Cash and cash equivalents at beginning of period	203.6	87.1

Cash and cash equivalents at end of period	160.6	86.0

The Notes on pages 5 to 13 are an integral part of this condensed interim financial report.

4 The “Shell” Transport and Trading Company, p.l.c.

Unaudited Condensed Interim Financial Report

Notes to the Condensed Interim Financial Report

1. General information

The “Shell” Transport and Trading Company, p.l.c. (Shell Transport), a company incorporated in England, one of the Parent Companies of the Royal Dutch/ Shell Group of Companies, is a holding company which in conjunction with Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (Royal Dutch), owns, directly or indirectly, investments in numerous companies referred to collectively as “the Group”.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

The Condensed Interim Financial Report was authorised for issue by the Board of Directors on May 9, 2005 and should be read in conjunction with the financial statements of the Company for the period ended December 31, 2004.

2. Basis of preparation

The First Quarter Condensed Interim Financial Report of Shell Transport has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and with the policies set out in Note 3. These are the policies which the Company expects to apply in its first annual financial statements under International Financial Reporting Standards (IFRS) for the year ended December 31, 2005. The policies are in accordance with the recognition and measurement requirements of those IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board that are effective or will be early adopted by the Company at December 31, 2005. The policies are also in accordance with accounting standards adopted for use in the European Union (which are based on IFRS and IFRIC interpretations).

The financial information, including the comparative information, included in this Condensed Interim Financial Report do not constitute statutory accounts of the company as defined by the Companies Act 1985. The 2004 statutory accounts have not yet been filed with the Registrar of Companies. An unqualified audit report under Section 235 of the Companies Act 1985 has been made by the Company’s auditors on the 2004 statutory accounts, which are currently in the process of being issued.

This Condensed Interim Financial Report is solely prepared for the purpose of the Transaction (see Note 11).

This represents the Company’s first application of IFRS and the accounting policies are set out in Note 3 below. Accounts for 2004 are prepared in accordance with United Kingdom General Accepted Accounting Principles (UK GAAP); accounting policies are set out in Note 2 in those accounts. UK GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Company’s total equity, its income for the period attributable to equity holders and cash flows are given in Note 4 including a description of the nature of the changes in accounting policies.

The policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from UK GAAP. The Company has taken the exemption available under IFRS 1 First-time Adoption of International Financial Reporting Standards to only apply IAS 32 and IAS 39 from

The “Shell” Transport and Trading Company, p.l.c. 5

Unaudited Condensed Interim Financial Report

January 1, 2005 and the impact on transition is described in Note 5.

The Condensed Interim Financial Report has been prepared under the historical cost convention except that available for sale investments are stated at their fair value.

The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from these estimates.

3. Accounting policies

Investments

The company adopted IAS 32 and IAS 39 with effect from January 1, 2005 and therefore, accounted for investments until the end of 2004 under UK GAAP. Information for 2004 has not been restated and the impact on transition is described below.

From January 1, 2004 to December 31, 2004

The Company’s investments in Group companies comprises a 40% interest in the Group’s net assets. An amount equal to 40% of the net assets of the Group, as presented in the Group Financial Statements in accordance with Netherlands GAAP, is included in the Company’s accounts as the Directors’ valuation of this investment. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to the revaluation reserve.

Other fixed asset investments are held at historical cost.

From January 1, 2005

Financial instruments classified by the Company as available for sale are stated at fair value with any resultant gain or loss being recognised directly in equity in the revaluation reserve.

The fair value of the investments in Companies of the Royal Dutch/ Shell Group is measured at 40% of the market capitalisation of Royal Dutch and Shell Transport, calculated using the quoted closing bid price at the balance sheet date, less the individual assets and liabilities of the Parent Companies.

The fair value of the investment in Shell RDS Holding B.V. is based on the fair value of its underlying assets.

Cash and cash equivalents

Cash and cash equivalents comprises cash balances and short-term rolling deposits.

Issued capital

The Company adopted IAS 32 and IAS 39 with effect from January 1, 2005 and therefore, accounted for share capital until the end of 2004 under UK GAAP. Information for 2004 has not been restated and the impact on transition is described below.

From January 1, 2004 to December 31, 2004

All shares are classified as shareholders’ funds. UK GAAP includes a concept of allocating shareholders’ funds between equity and non-equity interests. As a result of this the First and Second Preference shares of the Company were classified as non-equity within shareholders’ funds.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Share capital is cancelled on all shares that are repurchased under the Company’s share buy back programme. As required by the UK Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

6 The “Shell” Transport and Trading Company, p.l.c.

Unaudited Condensed Interim Financial Report

From January 1, 2005

Ordinary shares are classified as equity. Preference shares with cumulative non-discretionary dividends are classified as a liability. Dividends thereon are recognised in the statement of income as net finance income.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Share capital is cancelled on all shares that are repurchased under the Company’s share buy back programme. As required by the UK Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

Debt

Debt is recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the debt using the effective interest rate method.

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to pound sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Taxation

Income tax on the income or loss for the period comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates, enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Condensed Interim Financial Report or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.

Deferred tax assets are recognised where future recovery is probable.

Dividend income

Dividend income is recognised in the statement of income on the date the entity’s right to receive payments is established.

Finance income and finance costs

Net finance income comprises of interest receivable on funds invested, foreign exchange gains and losses and from January 1, 2005 dividends on preference shares recognised as a liability.

Interest is recognised in the statement of income as it accrues, using the effective interest method.

New Accounting Standards and Interpretations

IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice is continuing to evolve and the full financial effect of reporting under IFRS as it would be applied and reported on in the Company’s first IFRS financial statements cannot be determined with certainty.

The “Shell” Transport and Trading Company, p.l.c. 7

Unaudited Condensed Interim Financial Report

4. Reconciliations from UK GAAP to IFRS

Shell Transport’s financial statements for the year ended December 31, 2004, published in the 2004 Annual Report on Form 20-F/A (Amendment No. 1) and included in the 2004 Annual Report and Accounts, are prepared in accordance with UK GAAP. The analysis below shows a reconciliation of total equity, income for the period attributable to equity holders and cash flows as reported under UK GAAP as at December 31, 2004 to the total equity, income for the period attributable to equity holders and cash flows under IFRS as reported in this Condensed Interim Financial Report. In addition, there is a reconciliation of total equity under UK GAAP to IFRS at January 1, 2004, the transition date.

(i) Reconciliation of equity

	£ million
		January 1,
	Note	2004

Equity per UK GAAP*		16,481.5
Adjustments to IFRS:
Dividends payable	iv	932.9

Equity per IFRS		17,414.4

*	This includes the effect of the restatement of the Company’s investments in the Companies of the Royal Dutch/ Shell Group, amounting to a reduction of £78.6 million, resulting from adjustments to the Group Financial Statements following restatement of the Group’s unaudited proved oil and natural gas reserves, included in the 2004 Annual Report on Form 20-F/A (Amendment No. 1). The effect of this restatement on the Company’s investments in the Companies of the Royal Dutch/Shell Group will be included as a prior year adjustment in the Company’s financial statements included within the 2004 Annual Report and Accounts.

	£ million
		December 31,
	Note	2004

Equity per UK GAAP		17,664.5
Adjustments to IFRS:
Dividends payable	iv	1,029.9

Equity per IFRS		18,694.4

(ii) Reconciliation of income for the year attributable to equity holders

There was no difference between income for the year attributable to equity holders measured under UK GAAP and IFRS for the year ended December 31, 2004.

(iii) Reconciliation of cash flows

Income taxes of £0.3 million paid during the year ended December 31, 2004 are classified as a part of operating cash flows under IFRS, but were included in a separate category of tax cash flows under UK GAAP. Dividends paid on ordinary shares of £1,535.4 million are classified as cash flows from financing activities under IFRS, but were included in a separate category of equity dividends paid under UK GAAP. Preference dividends paid of £0.8 million during the year ended December 31, 2004 are classified as a part of operating cash flows under IFRS, but were included in Returns on Investments and Servicing of Finance under UK GAAP.

Cash and cash equivalents includes short-term deposits of £203.0 million under IFRS, under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under UK GAAP.

(iv) Explanation of reconciling items between UK GAAP and IFRS

In accordance with IAS 10, dividends declared after the balance sheet date but before the financial statements are authorised for issue are not recognised as a liability at the balance sheet date. Under UK GAAP dividends were recorded in the year in respect of which they are declared (in the case of interim dividends) or proposed by the board of directors to the shareholders (in the case of final dividends).

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Unaudited Condensed Interim Financial Report

5. Effect of adopting IAS 32 and IAS 39

	£ million
		Effect of
	IFRS	adoption of	IFRS
	December 31,	IAS 32 and	January 1,
	2004	IAS 39	2005

ASSETS
Non-current assets
Shares (unlisted) in companies of the Royal Dutch/ Shell Group	17,452.6	(17,452.6)	–
Other investments	82.6	(82.6)	–
Available for sale investments	–	40,749.3	40,749.3

Total non-current assets	17,535.2	23,214.1	40,749.3

Current assets
Other receivables	970.4	–	970.4
Cash and cash equivalents	203.6	–	203.6

Total current assets	1,174.0	–	1,174.0

Total assets	18,709.2	23,214.1	41,923.3

LIABILITIES
Non-current liabilities
Debt	–	12.0	12.0

Total non-current liabilities	–	12.0	12.0

Current liabilities
Debt	–	0.3	0.3
Accounts payable and accrued liabilities	14.8	(0.3)	14.5

Total current liabilities	14.8	–	14.8

Total liabilities	14.8	12.0	26.8

EQUITY
Issued capital	2,418.2	(12.0)	2,406.2
Capital redemption reserve	79.7	–	79.7
Revaluation reserve	14,952.9	23,214.1	38,167.0
Retained earnings	1,243.6	–	1,243.6

Total equity	18,694.4	23,202.1	41,896.5

Total liabilities and equity	18,709.2	23,214.1	41,923.3

The Company took the exemption not to restate its comparative information for IAS 32 and IAS 39. It therefore, adopted IAS 32 and IAS 39 at January 1, 2005.

The following Notes explain the adjustments made at January 1, 2005 to the Company’s Balance Sheet at December 31, 2004 to reflect the adoption of IAS 32 and IAS 39.

(i) Fair value of investment in Group

In accordance with IAS 39 investments in shares in Companies of the Royal Dutch/ Shell Group are classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under UK GAAP the investments in shares in Companies of the Royal Dutch/ Shell Group were carried at a Directors’ valuation based on 40% of the net assets of the Group as presented in the Group Financial Statements in accordance with Netherlands GAAP with any resultant gain or loss being recognised directly in equity.

(ii) Fair value of other investments

In accordance with IAS 39 other investments are classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under UK GAAP, other investments were carried at cost.

(iii) Reclassification of Preference Shares

In accordance with IAS 32, the First Preference shares and Second Preference shares are classified as a liability, as although they are non-redeemable the dividend payments are not discretionary. Under UK GAAP the First Preference shares and Second Preference shares were classified as non-equity shares within shareholders’ funds.

The “Shell” Transport and Trading Company, p.l.c. 9

Unaudited Condensed Interim Financial Report

6. Other receivables

	£ million
	At	At	At
	March 31	December 31	March 31
	2005	2004	2004

Dividends receivable from Companies of the Royal Dutch/ Shell Group	445.4	970.1	1,140.3
Other receivables	0.4	0.3	—

	445.8	970.4	1,140.3

7. Accounts payable and accrued liabilities

	£ million
	At	At	At
	March 31	December 31	March 31
	2005	2004	2004

Amounts due to Companies of the Royal Dutch/ Shell Group	1.2	0.9	0.4
Unclaimed dividends	28.0	10.9	11.3
Other payables and accrued liabilities	1.5	2.7	1.8
Preference dividends accrued	—	0.3	0.1
Ordinary dividends payable	—	—	932.9

	30.7	14.8	946.5

8. Issued capital

	Number of shares	£

Equity shares
Ordinary shares of 25p each
As of January 1 2005	9,624,900,000	2,406,225,000
Shares repurchased for cancellation	(21,550,000)	(5,387,500)

At March 31 2005	9,603,350,000	2,400,837,500

The Company also has issued non-redeemable preference shares with a mandatory dividend, which are disclosed within liabilities.

At March 31, 2005 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

10 The “Shell” Transport and Trading Company, p.l.c.

Unaudited Condensed Interim Financial Report

9. Reserves

Capital redemption reserve

The Capital redemption reserve relates to the nominal value of shares repurchased. The UK Companies Act 1985, requires the equivalent of the nominal value of the shares cancelled to be transferred to a capital redemption reserve.

Revaluation reserve

The revaluation reserve relates to the cumulative net change in the Directors’ valuation of the investments in Group companies. From January 1, 2005 the cumulative net change in the fair value of available for sale investments is recognised in the revaluation reserve.

10. Earnings per share

The previously published financial information included adjusted basic and diluted earnings per share amounts that have not been disclosed in this report. Those adjusted earnings per share amounts illustrated the effect of adding Shell Transport’s share of earnings retained by Companies of the Royal Dutch/ Shell Group to the Company’s own earnings as recorded in the statement of income.

The basic earnings per share amount shown is based on the income/(loss) for the period attributable to equity holders. The calculation uses a weighted average number of shares of 9,434,732,591 (2004: 9,519,320,000 shares). The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 20,290,426 for 2005 (2004: 279,000). These numbers relate to share option schemes as mentioned above.

The “Shell” Transport and Trading Company, p.l.c. 11

Unaudited Condensed Interim Financial Report

11. Unification Transaction

On October 28, 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (Royal Dutch Shell). It is intended that the unification is implemented through a proposed transaction (the Transaction) pursuant to which Royal Dutch Shell will become the parent company of Royal Dutch and Shell Transport through:

•	an exchange offer being made by Royal Dutch Shell for all the Royal Dutch shares (the Royal Dutch Offer); and

•	a Scheme of Arrangement under section 425 of the UK Companies Act 1985 between Shell Transport and its ordinary shareholders (the Scheme).

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group following implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.

12. Subsequent events

There have been no circumstances or events subsequent to the period end, which require adjustment of or disclosure in the Condensed Interim Financial Report or in the notes thereto.

13. Changes in Contingent Liabilities

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending

12 The “Shell” Transport and Trading Company, p.l.c.

Unaudited Condensed Interim Financial Report

motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA have been paid by Group companies and fully included in the Income Statement of the Group for the year 2004. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

The “Shell” Transport and Trading Company, p.l.c. 13